Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 17, 2017

Re:	WorthPoint Corporation

Offering Statement on Form 1-A

Filed November 25, 2016

File No. 024-10646

Dear Ms. Jacobs:

On behalf of our client, WorthPoint Corporation, we hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on January 19, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc:	William Seippel

WorthPoint Corporation